Exhibit 6.1

DISTRIBUTOR AGREEMENT

THIS DISTRIBUTOR AGREEMENT (this “Agreement”) is made and effective as of1 August 2019, by and between, B & C General Warehouse Corporation LLC , a USA Limited Liability Company (LLC), with an address located at 7405 SW 11th CT, North Lauderdale, FL, 33068, USA, (“Company”), and XXXXXXXXXXXXXXXXXXXXX (“Distributor”).

Company Import the products from Brazil Farm origin (Arte Café - Prescafe Torrefação e Comercio de Cafe, a Brazil company, with an address located at 1 Fazenda Sao Gabriel, Guaxupé, Cep 37800-000, Minas Gerais, Brazil), and sells the products listed in Section 1.c below (the “Products”). Distributor desires to purchase the Products from Company for resale in the territories or geographic areas as defined in Section 1.b (the “Territory”). Company desires to appoint Distributor as its exclusive distributor of the Products to all Clients that Distributor introduce, and upon confirmed the first order, this client come to be exclusive of Distributor, every new customer introduced by Distributor, must be approved by the company prior to any sale. After official approval from the Company, the customer introduced by Distributor, will appear on an official list in this contract, and will only be met by the Distributor and will follow the rules of this agreement.

Distributor desires such appointment subject to the terms and conditions set forth in this Agreement, including any exhibits or schedules attached hereto.

Now, Therefore, in consideration of the foregoing, and of the mutual benefit contained herein, the Parties, intending to be legally bound, agree as follows:

AGREEMENT OF THE PARTIES

1. APPOINTMENT, ACCEPTANCE & SCOPE.

(a) Exclusive Appointment. Subject to the terms and conditions of this Distributor Agreement, Company hereby appoints and grants Distributor the exclusive right to sell and distribute the Products to customers that Distributor introduce and confirmed by Company, (in all territory of United State of America (USA) and to render other services as a distributor for Company as set forth herein. Distributor shall limit its activities with respect to the Products to Customers located within the Territory and refrain from selling or otherwise transferring, directly or indirectly, the Products to any person outside the Territory, without the express written consent of Company. Company shall not sell or otherwise supply, directly or indirectly, the Products to any Distributor’s Customer’s, except by sale through the Distributor. The Company shall not contact any of Distributor’s Customer’s for any reason, without the prior written approval of Distributor.

(b) Territory. The rights granted Distributor hereunder are granted for the following geographical areas and markets. USA.

(c) Products. The Products manufactured and sold by Company to Distributor for distribution hereunder are as follows:

●	Arte Café Especial

●	Arte Café Gourmet

●	Arte Café Laurina

●	Arte Café Organico

●	And all another new brand and or kind of coffee.

(d) Subagents. Distributor may appoint, with prior approval of the Company, sub-agents, sub-distributors, sub-representatives or other persons to act on Distributor’s behalf or to otherwise perform any of Distributor’s obligations under this Agreement within the Territory; provided that (i) any compensation to such sub-agent, sub-distributor, sub-representative or other person to act on Distributor’s behalf or to otherwise perform any of Distributor’s obligations shall be solely Distributor’s responsibility, and (ii) such appointment does not deprive Company of the essential rights to which it is entitled under this Agreement. Any agreement with such sub-agent, sub-distributor, sub-representative or other person shall not extend beyond the term of this Agreement.

(e) Relationship of Parties. Distributor is an independent contractor and is not and shall not be deemed to be an employee, legal representative, dealer, general agent, joint venture or partner of Company for any purpose. Distributor acknowledges that Company has not granted it any authority to make changes to Company’s terms and conditions of sale, grant any warranties in excess of those extended by Company or limit its liabilities or remedies less than Company limits its liabilities and remedies, sign quotations, incur obligations (expressed or implied), or in general enter into contracts on behalf of Company or bind Company in any transaction with customers, governmental agencies or third parties.

2. ORDERS, PRICE, TERMS OF SALE & PAYMENT.

(a) Communications Pursuant to this Distributor Agreement and Orders. Orders shall be made with Company. Company understands that its timely acceptance of orders from Distributor hereunder is an important element of this Agreement. Company shall have Seven (7) business days after its receipt to accept (or reject for a legitimate business reason) any order submitted by Distributor. All the negotiations between Company and Distributor will be by INCOTERMS Ex-works, in origin farm, in Brazil. So will must be respected the Transite Time to destiny delivery. Should Company fail to timely accept or reject an order from Distributor in accordance with this Section, such order shall be deemed accepted and shall become binding on Company. All orders shall be fulfilled by Company within Seven (7) business days of order acceptance.

(b) Prices and Shipment. Company agrees to sell, and Distributor agrees to purchase, the Products in accordance with the Prices and Volume Discount Prices set forth in Schedule A. Such Prices and Volume Discount Prices shall only be subject to increase once per year on each anniversary date of this Agreement, provided (i) Company provides Distributor with at least Ninety (90) days prior written notice of any such increase, and (ii) such increase does not exceed 5% of the preceding year’s Prices, except for reasons of force majeure, (Chapter 10), and Volume Discount Prices nor the lowest price charged to others for the same Product. Any such change shall not apply for any order(s) accepted prior to the effective date of the increase.

(c) Company shall package the Products for shipment in accordance with Distributor’s instructions. All shipments of Products for Customers in the Territory, and any freight and shipping costs related thereto, will be Distributor’s responsibility. All shipments will be prepared and shipped from Company’s facility. Distributor will promptly inspect the Products upon receipt at Distributor’s facility to determine whether any Products included in the shipment are in short supply, defective, or otherwise not in conformance with this Agreement. Within Seven (7) days of receipt of such Products, Distributor will notify Company of any shortages, defects, non-conformance, and Company will promptly replace such Products free of charge. Title to the Products shall pass to Distributor upon delivery.

(d) Terms of Sale. All sales by Company shall be in accordance with the terms and conditions of this Agreement.

(e) Payment. Upon Customer’s acceptance of any order, Distributor shall submit to Customer via wire transfer at least Twenty-Five Percent (25%) of the total order price. Distributor shall submit to Customer via wire transfer the remaining balance upon receipt Packing List and Bill of landing documents, from origin in Brazil Farm.

(f) Resale of the Products. Distributor shall be free to resell the Products for such prices and upon such terms and conditions as Distributor may see fit in its sole discretion. Company shall have no control over or any liability in connection with the price at which Distributor resells the Products, and Distributor shall hold Company harmless and indemnify and defend Company from and against any liability resulting therefrom.

3. REPRESENTATIONS.

The Distributor and Company, as applicable, make the following representations, warranties and covenants:

(a) Distributor is a company duly organized, validly existing and in good standing in the United States of America (USA) , is qualified to do business and in good standing in each jurisdiction located within the Territory and is and will remain in compliance with all applicable laws and regulations in the conduct of its business and, specifically, in its sale of the Products and provision of any services hereunder.

(b) Company is a corporation, duly organized, validly existing and in good standing in the State of Florida, and is and will remain in compliance with all applicable laws and regulations in the conduct of its business and, specifically, in its sale of the Products.

(c) Company warrants and represents that the Products will be free from defects in design, materials and workmanship and conform with any specifications provided.

(d) Company has all rights, power, and authority to enter into this Agreement.

(e) Company’s execution of this Distributor Agreement, and Company’s performance of its obligations and duties hereunder, do not and will not violate any agreement to which Company is a party or by which it is otherwise bound, and

(f) Neither Party is subject to any pending or threatened litigation or governmental action that could interfere with its performance of this Agreement.

(g) This Agreement is the binding legal obligation of each Party and is enforceable in accordance with its terms.

4. RESPONSIBILITIES OF DISTRIBUTOR.

Distributor agrees that it will diligently perform the services and obligations detailed in this Agreement. The operations of Distributor are under its sole and exclusive control, including without limitation supervision of, and liability for expenses incurred with respect to, employees. The Distributor will use best reasonable efforts to distribute the Products in the Territory.

5. RESPONSIBILITIES OF COMPANY.

In addition to any other responsibilities stated in this Agreement, Company will:

(a) Provide, at Distributor’s reasonable request and without charge, up to 10 hours of training with regard to any characteristics of the Products that Distributor deems reasonably necessary for Distributor and its employees and agents to fulfill the purposes of Distributor’s appointment,

(b) provide to Distributor, without charge, reasonable quantities of promotional literature, brochures and commercial and technical information regarding the Products;

(c) provide sales support and technical training to Distributor and its personnel as deemed reasonably appropriate by Company.

6. CONFIDENTIAL & PROPRIETARY INFORMATION.

(a) As used herein, the term “Proprietary Information” means any information, technical data, or know-how (including, but not limited to, information relating to products, software, services, development, inventions, processes, techniques, customers, pricing, internal procedures, business and marketing plans or strategies, finances, employees and business opportunities) disclosed by one Party (the “Disclosing Party”) to the other (the “Recipient Party”) either directly or indirectly in any form whatsoever, including, but not limited to, in writing, in machine readable or other tangible form, orally or visually.

(b) Unless otherwise expressly authorized by the Disclosing Party, the Recipient Party agrees that it and any of its personnel receiving Proprietary Information under this Agreement shall treat such Proprietary Information in strict confidence with the same degree of care applied to its own Proprietary Information of like importance, which it does not wish to disclose, publish, or disseminate to third parties.

(c) In no event will the Recipient Party divulge, in whole or in part, such information to any third party without the prior written consent of the Disclosing Party; provided, further, that any third party must also agree in writing to restrictions comparable to those provided in this Section 6. The Recipient Party may disclose the Proprietary Information to the extent required by a valid order by a court or other governmental body or by applicable law; provided, however, that the Recipient Party will use all reasonable efforts to notify Disclosing Party of the obligation to make such disclosure in advance of the disclosure so that Disclosing Party will have a reasonable opportunity to object to such disclosure.

(d) Notwithstanding any other provisions of this Agreement, each party acknowledges that Proprietary Information shall not include any information that: (i) is already known to the Recipient Party at the time of disclosure, or becomes publicly known through no wrongful act of the Recipient Party’s part; (ii) is rightfully received by the Recipient Party from a third party without breach of this Agreement; (iii) is independently developed by the Recipient Party without benefit of information received under this Agreement; (iv) is furnished to a third party by the Disclosing Party without a restriction on the third party’s right to disclose it; or (v) is explicitly approved for release by written authorization by the Disclosing Party.

(e) It is understood that all Proprietary Information disclosed under this Agreement, is, and shall remain, the property of the Disclosing Party. Upon completion of this Agreement, or upon written notice from the Disclosing Party, the Recipient Party agrees to return all Proprietary Information in its possession.

(f) The Recipient Party acknowledges that the Disclosing Party, because of the unique nature of the Proprietary Information, would suffer irreparable harm in the event that the Recipient Party breaches its obligation under this Agreement and that monetary damages would be inadequate to compensate the Disclosing Party for such a breach. The Parties agree that, in such a circumstance, the Disclosing Party shall be entitled, in addition to such monetary relief as may be applicable, to injunctive relief as may be necessary to restrain any continuing or further breach by the Recipient Party, without showing or proving any actual damages sustained by the Disclosing Party.

(g) The obligations of the Recipient Party under this Section 6 shall survive termination or nonrenewal of this Agreement for a period of thee (3) years. For the avoidance of doubt, the customer and sub-distributor lists of Distributor shall be deemed to constitute Proprietary Information under this agreement.

7. DURATION & TERMINATION.

(a) Effective Date and Duration. This Agreement shall become effective on the date first written above and shall continue in effect for a period of Three (3) years.

(b) Distributor Option to Renew.  Distributor shall have the option to renew this Agreement for an additional Three (3) year period by providing prior written notice to Company within Ninety (90) days of the end of the initial period of this Agreement.

(c) Termination. Either Party may terminate this Agreement prior to its expiration upon the occurrence of either of the following: (i) the other Party becomes insolvent, or institutes (or there is instituted against it) proceedings in bankruptcy, insolvency, reorganization or dissolution, makes an assignment for the benefit of creditors or becomes nationalized or has any of its material assets confiscated or expropriated; or (ii) the other Party (in this case, the “breaching Party”) fails to perform any of its obligations hereunder and fails to correct such failure within Ninety (90) calendar days after receiving written demand therefore from the non-breaching Party, specifying the failure in sufficient detail for the breaching Party to correct such failure; provided, however, that upon a second breach of the same obligation by such Party, the other Party may forthwith terminate this Agreement upon notice to the breaching Party.

8. RIGHTS OF PARTIES AT TERMINATION.

(a) Obligations After Termination. In the event that this Agreement is terminated or expires on its own terms, Company shall have no further responsibilities to Distributor except that in the event the Agreement terminates for any reason other than a breach hereof by Distributor, Company shall be obligated to process orders accepted by Company prior to the effective date of such termination or expiration or within Ninety (90) days thereafter.

(b) Survival. Notwithstanding anything to the contrary set forth herein, no termination of this Agreement shall relieve any Party from any obligations hereunder which are outstanding on, or relate to matters or claims occurring or arising prior to, the date of such termination or which survive such termination by their own terms or nature.

9. INDEMNIFICATION & LIMITATION OF LIABILITY.

(a) Indemnification. Each Party (“Indemnifying Party”) shall indemnify, hold harmless and defend the other Party (“Indemnified Party”) and its officers, directors, agents, employees, and affiliates, from and against any and all claims, demands, actions, costs, expenses, liabilities, judgments, causes of action, proceedings, suits, losses and damages of any nature, which are threatened or brought against, or are suffered or incurred by, the Indemnified Party or any such person to the extent caused directly by acts or omissions of the Indemnifying Party relating to this Agreement, including without limitation (i) any negligent or tortious conduct, (ii) any breach of any of the representations, warranties, covenants or conditions of the Indemnifying Party contained in this Agreement, (iii) any violation of applicable laws or regulations, (iv) infringement or violation of any patent, copyright, trade secret, or other proprietary interest of any third party, and (v) any breach of any express or implied warranties relating to the Products, including implied warranties of merchantability and fitness for a particular purpose.

(b) Limitation of Liability.IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER FOR ANY SPECIAL, INDIRECT, EXEMPLARY OR CONSEQUENTIAL DAMAGES ARISING OUT OF THIS AGREEMENT OR PURCHASE OR USE OF THE PRODUCTS.

10. FORCE MAJEURE.

Neither Party shall be held liable for any failure to perform that is due to any cause or circumstance beyond the reasonable control of such Party, including without limitation a demand for such Products and other products manufactured by Company which exceeds Company’s ability to supply them, earthquakes, fire, accidents, floods, storms, other Acts of God, riots, wars, rebellions, strikes, lockouts or other labor disturbances, national or international emergencies, failure to secure materials or equipment from usual sources of supply, failure of carriers to furnish transportation, government rules, regulations, acts, orders, world financial crisis, restrictions or requirements or any other cause or circumstance beyond the reasonable control of such Party. No such inability to deliver or delay in delivery shall invalidate the remainder of this Agreement.

11. TRADEMARKS.

Distributor shall not dispute or contest for any reason whatsoever, directly or indirectly, during the term of this Agreement and thereafter, the validity, ownership or enforceability of any of the trademarks of Company, nor directly or indirectly attempt to acquire or damage the value of the goodwill associated with any of the trademarks of Company, nor counsel, procure or assist any third Party to do any of the foregoing. Distributor will not institute any proceedings with respect to the trademarks of Company either in Distributor’s own name or on behalf of Company without express written permission of Company. Distributor shall assign to Company, without charge, any rights in the trademarks of Company that may inure to the benefit of Distributor pursuant to this Agreement or otherwise. Distributor shall execute any documents or do any acts that may be required to accomplish the intent of this Section.

12. GENERAL PROVISIONS.

(a) Amendments. This Agreement may be amended only by a writing signed by each of the Parties, and any such amendment shall be effective only to the extent specifically set forth in such writing.

(b) Governing Law. This Agreement is a contract under the laws of the State of Florida and for all purposes shall be governed by and construed in accordance with the substantive laws of the State of Florida, without regard to its principles of conflicts of laws provisions.

(c) Disputes. The Parties shall seek to resolve any dispute, controversy or claim arising out of or in connection with this Agreement, including without limitation, any dispute regarding the enforceability of any provision, through good faith negotiations between them within Thirty (30) days of any notice of dispute being served or such longer period of time as may be mutually agreed between the Parties. If the Parties are unable to resolve the dispute within this timeframe, and one or both parties one or both parties desire to pursue the dispute, the complaining party must submit the dispute to binding arbitration in accordance with the rules and regulations of the American Arbitration Association. The Parties will share equally the cost of arbitrating such dispute. The arbitrator(s) shall not be empowered to award punitive or other damages in excess of compensatory damages, and both parties irrevocably waive the right to any such damages. Judgment on the award rendered by the arbitrator(s) may be entered by any court having jurisdiction over the dispute. In the event that the parties cannot agree upon an arbitrator within a Thirty (30) day period, each party shall designate an arbitrator and those two arbitrators shall choose a third arbitrator, with that third arbitrator serving as the sole arbitrator of the dispute.

(d) Assignment. Neither Party shall assign, pledge or otherwise transfer any of its rights, interest or obligations hereunder, whether by operation of law or otherwise, without the prior express written consent of the other Party.

(e) Counterparts; Email Execution. This Agreement may be executed in any number of counterparts, and by each of the Parties on separate counterparts, each of which, when so executed, shall be deemed an original, but all of which shall constitute but one and the same instrument. Delivery of an executed counterpart of this Agreement by email shall be equally as effective as delivery of a manually executed counterpart of this Agreement. Any Party delivering an executed counterpart of this Agreement by email shall also deliver a manually executed counterpart of this Agreement, but the failure to deliver a manually executed counterpart shall not affect the validity, enforceability or binding effect of this Agreement.

(f) Cumulative Remedies. The rights and remedies of the Parties hereunder are cumulative and not exclusive of any rights or remedies which the Parties would otherwise have. No single or partial exercise of any such right or remedy by a Party, and no discontinuance of steps to enforce any such right or remedy, shall preclude any further exercise thereof or of any other right or remedy of such Party.

(g) Entire Agreement. This Agreement contains the entire agreement of the Parties with respect to the transactions contemplated hereby and supersedes all prior written and oral agreements, and all contemporaneous oral agreements, relating to such transactions.

(h) Exhibits and Schedules.The exhibits or schedules attached hereto are an integral part hereof and all references herein to this Agreement shall include such exhibits and schedules.

(i) Notices. Unless otherwise specifically provided herein, all notices, consents, requests, demands and other communications required or permitted hereunder: (i) shall be in writing; (ii)) shall be sent by email, certified or registered U.S. mail, or reliable express delivery service (with a copy sent by one of the foregoing means), charges prepaid as applicable, to the appropriate address(es) or number(s) set forth below; and (iii) shall be deemed to have been given on the date of receipt by the addressee, as evidenced by (A) a receipt executed by the addressee (or a responsible person in his or her office), the records of the Person delivering such communication or a notice to the effect that such addressee refused to claim or accept such communication, if sent by messenger, U.S. mail or express delivery service, or (B) a receipt generated by the sender’s email showing that such communication was sent to the appropriate number on a specified date, if sent by email. All such communications shall be sent to the addresses for each Party as first set forth above, or to such other addresses or numbers as any Party may inform the others by giving Seven (7) days prior notice.

(j) Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

(k) Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of each of the Parties and their respective successors and permitted assigns.

IN WITNESS WHEREOF, this Agreement was signed by the Parties under the hands of their duly authorised officers and made effective as of the date first written above.

Luiz Augusto Matavelli Bacetti
B & C General Warehouse Corporation LLC

Date: 04th, August, 2019.

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SCHEDULE A

PRICES AND DISCOUNT VOLUME PRICES

Subject to Company’s right to increase the price only once per year per the terms and restrictions contained in the Agreement, and Company’s right to decrease the price at any time upon notice, the Products shall be sold by Company to Distributor at the following Prices and Volume Discount Prices. Prices are in US Dollars.

●	$9 (US) per kilogram Ex-work Incoterms. (Brazil Farm).

Distributor will be appropriately credited should Distributor make payment related to an order and later determine that it had achieved a greater discount per the above.